Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-279599

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement together with the amended and restated short form base shelf prospectus to which it relates dated May 21, 2024, as amended or supplemented, and each document incorporated by reference in the amended and restated short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying amended and restated short form base shelf prospectus to which it relates, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of BAM at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, Telephone: (212) 417-7000, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

(To an Amended and Restated Short Form Base Shelf Prospectus Dated May 21, 2024)

New Issue	April 22, 2025

BROOKFIELD ASSET MANAGEMENT LTD.

US$750,000,000 5.795% Notes due April 24, 2035

Brookfield Asset Management Ltd. (“BAM”) is offering US$750,000,000 aggregate principal amount of 5.795% notes due April 24, 2035 (the “notes”). BAM will pay interest on the notes each April 24 and October 24. BAM will make the first interest payment on the notes on October 24, 2025. Unless BAM redeems the notes earlier, the notes will mature on April 24, 2035. BAM will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). BAM may redeem some or all of the notes at any time at the applicable Redemption Price (as defined herein). BAM may also redeem all of the notes at any time in the event that certain changes affecting Canadian income taxation occur.

The notes are a new series of securities with no established trading market. The notes are not and will not be listed on a securities exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk Factors”.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9.

	Per Note	Total
Public Offering Price(1)	100.000%	US$	750,000,000
Underwriting Fees	0.650%	US$	4,875,000
Proceeds to BAM (before expenses)	99.350%	US$	745,125,000

(1)	The effective yield of the notes, if held to April 24, 2035, will be 5.795%.

Interest on the notes will accrue from April 24, 2025. The offering price of the notes will be payable in U.S. dollars.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying base shelf prospectus. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should read the risk factors and tax discussion beginning on pages S-9 and S-31, respectively.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that BAM is incorporated under the laws of the Province of British Columbia, that some of BAM’s officers and directors may be residents of jurisdictions located outside of the United States, that some or all of the underwriters or experts named in this prospectus supplement and the accompanying base shelf prospectus may be residents of jurisdictions located outside of the United States and that such persons and all or a substantial portion of BAM’s assets may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Brookfield Securities LLC, CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC (the “underwriters”), as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by BAM and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting (Conflicts of Interest)”. This offering will be made in Canada by Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc., whom we refer to in this prospectus supplement as an underwriter. Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Brookfield Securities LLC, CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC will not offer the notes offered hereby in Canada. In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the underwriters may offer the notes at a price lower than stated above. See “Underwriting (Conflicts of Interest)”.

Delivery of the notes, in book-entry form only, will be made through The Depository Trust Company on or about April 24, 2025.

BAM’s head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada.

Joint Book-Running Managers

Citigroup	Wells Fargo Securities	Mizuho	SMBC Nikko

Co-Managers

BMO Capital Markets	BNP PARIBAS	Brookfield Capital Solutions	CIBC Capital Markets

RBC Capital Markets	Scotiabank	TD Securities

Prospectus Supplement

Base Shelf Prospectus

S-i

You should rely only on the information contained in or incorporated by reference in this prospectus supplement (this “prospectus supplement”), together with the accompanying base shelf prospectus dated May 21, 2024 (the “base shelf prospectus”). We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This document may only be used where it is legal to sell the notes.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND

THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying base shelf prospectus, gives more general information, some of which may not apply to the notes. Generally, the term “Prospectus” refers to both parts combined.

As used in this prospectus supplement, unless the context otherwise indicates, references to “BAM” refer to Brookfield Asset Management Ltd. and references to “we”, “us” and “our” means BAM and our consolidated subsidiaries, including our asset management business. References to “Brookfield” refer to BAM and Brookfield Corporation (“BN”) collectively.

If the description of the notes varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the notes offered hereunder.

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)

our annual report on Form 10-K dated March 17, 2025 for the financial year ended December 31, 2024, filed with the SEC and on SEDAR+ on March 17, 2025, (the “2024 Annual Report on Form 10-K”), which report contains (i) the audited consolidated financial statements of BAM as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 and for the period from July 4, 2022 to December 31, 2022, together with the accompanying notes thereto and the reports of the independent registered public accounting firm thereon and the related management’s discussion and analysis, (ii) the audited consolidated and combined financial statements of Brookfield Asset Management ULC (the “Asset Management Company” or “our asset management business”) as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the accompanying notes thereto and the report of the independent auditors thereon, and (iii) the audited combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman), L.P., and Oaktree Investment Holdings, L.P., and their consolidated subsidiaries (collectively, the “Oaktree Asset Management Operating Group”) as of December 31, 2024 and 2023, for the years ended December 31, 2024, 2023 and 2022, together with the accompanying notes thereto and the report of the independent auditors thereon;

(b)

our management information circular (the “Special Meeting Circular”), dated December 1, 2024, filed with the SEC and on SEDAR+ on December 27, 2024, but excluding the disclosure in the following sections or subsections of the Special Meeting Circular:

(i)	“Consent of KPMG” at page 35 of the Special Meeting Circular;

(ii)	Appendix D (Formal Valuation and Fairness Opinion) of the Special Meeting Circular;

and excluding all references to the names and opinions of legal advisors and financial advisors in the Special Meeting Circular (collectively, the “Excluded Sections”);

(c)	our management information circular dated March 25, 2025 in connection with the annual meeting of shareholders of BAM to be held on May 5, 2025 filed with the SEC and on SEDAR+ on April 4, 2025;

(d)

our current reports on Form 8-K, filed with the SEC and on SEDAR+ on February 5, 2025 and Form 8-K/A, filed with the SEC and as a business acquisition report on SEDAR+ on April 3, 2025 (the “Form 8-K/A”), which includes the audited consolidated and combined financial statements of the Asset Management Company as at December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, together with the accompanying notes thereto and the report of the independent registered public accounting firm thereon as well as pro forma financial information as of and for the year ended December 31, 2024 relating to the 2025 Arrangement (as defined below);

(e)

the template version (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) of the preliminary term sheet for the notes dated April  22, 2025, filed with the SEC as Exhibit 99.2 to the current report on Form 8-K filed by BAM on April 22, 2025 and on SEDAR+ on April 22, 2025 (the “Preliminary Term Sheet”); and

(f)

the template version of the final term sheet for the notes dated April  22, 2025, filed with the SEC as Exhibit 99.3 to the current report on Form 8-K filed by BAM on April 22, 2025 and on SEDAR+ on April 22, 2025 (together with the Preliminary Term Sheet, the “Marketing Materials”).

The Excluded Sections have not been incorporated by reference in, and do not form part of, this Prospectus because they were prepared in respect of a specific transaction contemplated in the Special Meeting Circular, unrelated to the distribution of securities under this Prospectus, and that transaction has been completed. The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement.

All of BAM’s documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus (as defined in NI 41-101), and any “template version” of “marketing materials” (each as defined in NI 41-101), which are required to be filed by BAM with the securities regulatory authorities in Canada, and documents filed (but not furnished) with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement. Pursuant to a decision dated April 4, 2025 issued by the Québec Autorité des marchés financiers, BAM has obtained relief from the requirement to translate into the French language all exhibits to documents incorporated by reference in a prospectus that were prepared pursuant to the Exchange Act, to the extent that such exhibits do not themselves constitute or contain documents that are otherwise required to be incorporated by reference in this Prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions.

We will provide to each person to whom this Prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this Prospectus, upon written or oral request, without charge, at the office of the Corporate Secretary of BAM at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, Telephone: (212) 417-7000.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act and forward-looking information within the meaning of other relevant securities legislation, including applicable securities laws in Canada, which reflect our current views with respect to, among other things, our operations and financial performance (collectively, “forward-looking statements”). You can identify these forward-looking statements by the use of words such as “outlook”, “believe”, “think”, “expect”, “potential”, “continue”, “may”, “should”, “seek”, “approximately”, “predict”, “intend”, “will”, “plan”, “estimate”, “anticipate”, the negative version of these words, other comparable words or other statements that do not relate strictly to historical or factual matters. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity.

Although BAM believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	volatility in the trading price of the Class A Shares (as defined below);

•	deficiencies in public company financial reporting and disclosures;

•	the difficulty for investors to effect service of process and enforce judgments in various jurisdictions;

•	being subjected to numerous laws, rules and regulatory requirements;

•	the potential ineffectiveness of our policies to prevent violations of applicable law;

•	foreign currency risk and exchange rate fluctuations;

•	further increases in interest rates;

•	political instability or changes in government;

•	unfavourable economic conditions or changes in the industries in which we operate;

•	inflationary pressures;

•	catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics;

•	ineffective management of sustainability considerations, and inadequate or ineffective health and safety programs;

•	failure of our information technology systems;

•	us and our managed assets becoming involved in legal disputes;

•	losses not covered by insurance;

•	inability to collect on amounts owing to us;

•	operating and financial restrictions through covenants in our loan, debt and security agreements;

•	the material assets of BAM consisting solely of its interest in the common shares of the Asset Management Company;

•	our being solely liable for our asset management business;

•	our ability to maintain our global reputation;

•	risks related to our renewable power and transition, infrastructure, private equity, real estate, and credit strategies;

•	the impact on growth in Fee-Bearing Capital (as defined in the 2024 Annual Report on Form 10-K) of poor product development or marketing efforts;

•	meeting our financial obligations due with cash flow from our asset management business;

•	our acquisitions, including our proposed acquisition of Angel Oak (as defined herein);

•	requirement of temporary investments and backstop commitments to support our asset management business;

•	revenues being impacted by a decline in the size or pace of investments made by our managed assets;

•	earnings growth varying, which may affect our dividend and the trading price of the Class A Shares;

•	exposed risk due to increased amount and type of investment products in our managed assets;

•	information barriers that may give rise to conflicts and risks;

•	BN exercising substantial influence over BAM;

•	BN transferring its ownership of BAM to a third party;

•	potential conflicts of interest with BN;

•	difficulty in maintaining our culture or managing our human capital;

•	risks related to taxation, including risks involving United States and Canadian taxation laws and changes thereto; and

•	other factors described in this Prospectus under the heading “Risk Factors” and in our 2024 Annual Report on Form 10-K in the section entitled “Risk Factors”.

We caution that the factors that may affect future results described in this Prospectus and the documents incorporated by reference herein are not exhaustive and other factors could also adversely affect future results. Nonetheless, all of the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are qualified by these cautionary statements. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Prospectus. The forward-looking statements represent our views as of the date of this Prospectus and should not be relied upon as representing our views as of any date subsequent to the date of this Prospectus. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

BAM, the Asset Management Company and the Oaktree Asset Management Operating Group prepare their financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This Prospectus and the documents incorporated by reference herein disclose a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. BAM believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of BAM’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. These non-GAAP financial measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, where applicable, are included on pages 87 and 88 of the 2024 Annual Report on Form 10-K which is incorporated by reference herein and available electronically on EDGAR at www.sec.gov and under BAM’s SEDAR+ profile at www.sedarplus.ca.

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or where the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “US$”, “U.S. dollars” and “$” are to United States dollars.

On February 4, 2025, BAM completed a plan of arrangement (the “2025 Arrangement”) whereby BAM acquired 73% of the outstanding common shares of the Asset Management Company from BN and certain of its subsidiaries in exchange for newly-issued Class A Shares on a one-for-one basis. Although upon completion of the 2025 Arrangement, the Asset Management Company became a wholly-owned subsidiary of BAM, for accounting purposes, the Asset Management Company is considered the accounting acquirer of BAM in the 2025 Arrangement and the predecessor of BAM. As such, the 2025 Arrangement was accounted for as a “reverse acquisition” in conformity with U.S. GAAP. Therefore, the Asset Management Company’s historical financial statements replaced BAM’s historical financial statements for all periods prior to the 2025 Arrangement, and for all periods following the 2025 Arrangement, the results of operations of both the Asset Management Company and BAM will be included in BAM’s financial statements. Accordingly, references to BAM’s financial position, capitalization (except for equity structure) and earnings coverage in this Prospectus as of December 31, 2024 and as of or for periods ended on or prior to that date refer to the financial position, capitalization (except for equity structure) and earnings coverage of the Asset Management Company on a standalone basis and not to BAM.

SUMMARY

Brookfield Asset Management Ltd.

We are a leading global alternative asset manager, headquartered in New York, NY, with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. Our objective is to generate attractive, long-term risk-adjusted returns for the benefit of our clients and shareholders. We manage a range of public and private investment products and services for institutional and retail clients. We earn asset management income for doing so and ensure strong alignment of interests with our clients by investing Brookfield capital alongside them. Our access to large-scale capital enables us to make investments in sizeable, premier assets and businesses across geographies and asset classes that we believe few others can. BAM’s Class A Limited Voting Shares (the “Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAM.”

BAM was incorporated under the Business Corporations Act (British Columbia) on July 4, 2022. BAM’s head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada.

Recent Developments

On April 1, 2025, BAM and Angel Oak Companies (“Angel Oak”), a leading asset manager delivering innovative mortgage and consumer products, entered into an agreement pursuant to which BAM will acquire a 50.1% ownership stake in Angel Oak and offer BAM’s investors access to Angel Oak’s residential mortgage credit strategies. Since its founding in 2008, Angel Oak has grown into a premier alternative asset manager with over $18 billion in assets under management, serving both institutional and individual investors. The firm provides differentiated access to U.S. non-agency residential mortgages through a vertically integrated platform that combines its leading non-bank wholesale mortgage originator, Angel Oak Mortgage Solutions, with its asset management business, Angel Oak Capital Advisors. Over the past decade, Angel Oak has originated more than $30 billion in residential mortgage loans and issued over 60 securitizations.

Upon closing of the acquisition, Angel Oak will join BAM’s credit business, aligning with BAM’s broader strategy to partner with best-in-class credit managers alongside its direct investment platform. The transaction is subject to customary closing conditions.

There is no certainty that BAM’s acquisition of Angel Oak will be completed, or if completed, will be on terms or within timelines consistent with BAM’s current expectations. If BAM’s acquisition of Angel Oak is not completed as expected, BAM may not realize the anticipated benefits of the acquisition of Angel Oak and could suffer adverse consequences. Further, even if BAM’s acquisition of Angel Oak is completed, there is no certainty that BAM will realize the expected benefits therefrom.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base shelf prospectus.

Issuer	Brookfield Asset Management Ltd.

Securities Offered	US$750,000,000 principal amount of 5.795% notes due April 24, 2035.

Issue and Delivery Date	April 24, 2025.

Maturity Date	April 24, 2035.

Interest Rate	5.795% per annum.

Yield	5.795% per annum if held to maturity.

Interest Payment Dates	April 24 and October 24 of each year, beginning on October 24, 2025.

CUSIP/ISIN	113004AA3 / US113004AA39

Rank	The notes will rank equally with any future unsecured, unsubordinated senior obligations of BAM. BAM has not issued or become an obligor under any unsecured senior debt securities since its inception.

Redemption

The notes are redeemable, at any time at BAM’s option, at the redemption prices set forth under the heading “Description of the Notes — Redemption and Repurchase”. The notes are also redeemable in the event of certain changes affecting Canadian withholding tax, as more fully described under “Description of the Notes — Redemption for Changes in Canadian Withholding Taxes”.

Further Issues

BAM may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby; provided that if such additional notes are not fungible with the original notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original notes.

Use of Proceeds	The net proceeds from the sale of the notes will be used for general corporate purposes.

Form and Denominations

The notes will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in initial denominations of US$2,000 and subsequent multiples of US$1,000. Except as described under “Description of the Notes” in this prospectus supplement, notes in definitive form will not be issued.

Change of Control

BAM will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. See “Description of the Notes — Change of Control”.

Payment of Additional Amounts

BAM will be required to pay certain Additional Amounts (as defined herein) in the event that BAM is required to withhold or deduct Taxes (as defined herein) by law or by the interpretation or administration thereof. See “Description of the Notes — Additional Amounts”.

Covenants

The indenture will contain customary restrictions on the ability of BAM to create certain liens and to consolidate, merge with a third party or transfer all or substantially all of its assets, subject to the terms and conditions described herein. See “Description of the Notes — Consolidation, Merger, Amalgamation and Sale of Assets” and “— Covenants — Negative Pledge”.

The notes and the indenture will not limit the amount of indebtedness or other liabilities that BAM or any of its subsidiaries may incur, and will not contain any financial or other similar restrictive covenants.

These covenants are subject to important exceptions and qualifications which are described under “Description of the Notes” in this prospectus supplement.

Conflicts of Interest

Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of BAM and, therefore, has a conflict of interest under FINRA Rule 5121 (as defined herein). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Brookfield Securities LLC will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Underwriting (Conflicts of Interest) — Conflicts of Interest”.

Listing	The notes will not be listed on any securities exchange.

Risk Factors

Investment in the notes involves certain risks. You should carefully consider the information in the “Risk Factors” section of this prospectus supplement and all other information included in this Prospectus and the documents incorporated by reference in this Prospectus before investing in the notes.

Governing Law	New York

RISK FACTORS

An investment in the notes is subject to a number of risks. Before deciding whether to invest in the notes, investors should consider carefully the risks set forth below, in the accompanying base shelf prospectus and in the information incorporated by reference in this Prospectus. Specific reference is made to the section entitled “Risk Factors” in the 2024 Annual Report on Form 10-K, which is incorporated by reference in this prospectus supplement.

The notes are unsecured and will rank equal in right of payment to BAM’s future unsecured, unsubordinated senior indebtedness, and will be effectively subordinated to any of BAM’s future secured indebtedness.

The notes will rank equal in right of payment to any of BAM’s future unsecured, unsubordinated senior indebtedness. In addition, the notes will be effectively subordinated in right of payment to any of BAM’s future secured indebtedness, to the extent of the value of the assets securing such indebtedness. The notes will not be secured by any assets of BAM. Therefore, holders of secured indebtedness of BAM would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the notes and would have a claim that ranks equal with the claim of holders of notes to the extent that such security did not satisfy the secured indebtedness. See “Description of the Notes — General”.

The Indenture for the notes will not restrict BAM’s ability to incur additional indebtedness, which may include secured indebtedness (subject to the negative pledge set forth in “Description of the Notes — Covenants”) which would have a prior claim on the assets securing that indebtedness. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of BAM, its assets that serve as collateral for any secured indebtedness would be made available to satisfy its obligations to secured creditors before any payments are made on the notes. See “Description of the Notes — General”.

The notes will be effectively subordinated to all liabilities of BAM’s subsidiaries.

None of BAM’s subsidiaries, including the Asset Management Company, has guaranteed or otherwise become obligated with respect to the notes. Accordingly, BAM’s ability to satisfy its obligations under the notes and its ability to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization, and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors.

BAM’s reliance on its subsidiaries.

BAM currently conducts a significant amount of its operations through the Asset Management Company and its subsidiaries. Although the notes are senior obligations of BAM, they are effectively subordinated to all existing and future liabilities of BAM’s consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of BAM’s subsidiaries to incur additional indebtedness. As BAM conducts a significant amount of its operations through subsidiaries, BAM’s ability to pay the indebtedness owing by it under or in respect of the notes is dependent on dividends and other distributions it receives from its subsidiaries and major investments, including the Asset Management Company. Certain of the instruments governing the indebtedness of BAM’s subsidiaries and major investments may restrict the ability of such entities to pay dividends or make other payments on investments under certain circumstances.

The notes may present foreign currency risks for certain investors.

The notes are denominated in United States dollars and may entail foreign exchange-related risks for certain investors. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in the notes. The notes may not be an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

The notes may be affected by changes in interest rates.

Prevailing interest rates may affect the market price or value of the notes. The market price or value of the notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The notes may be redeemed at any time at BAM’s option.

BAM may choose to redeem the notes from time to time, especially when prevailing interest rates are lower than the interest rate borne by the notes. If prevailing interest rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate that is greater than or equal to the interest rate on the notes being redeemed. BAM’s redemption right may also adversely impact a purchaser’s ability to sell notes as the optional redemption date or period approaches and/or may adversely impact the price at which notes can be sold.

Changes in our credit ratings may adversely affect the value of the notes.

Our long-term debt is subject to periodic review by independent credit rating agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. Ratings of the notes are not recommendations to buy, sell or hold the notes. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, are likely to adversely affect the market value of the notes and could increase our corporate borrowing costs. In this circumstance, no person or entity is obliged to provide any additional support or credit enhancement with respect to the notes.

There is no existing trading market for the notes.

The notes will be a new issue of securities with no established trading market. The notes are not and will not be listed on any securities or stock exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this Prospectus. Future trading prices of the notes will depend on many factors, including but not limited to prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	the terms related to the optional redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

There can be no assurance that an active trading market will develop for the notes after the offering or, if developed, that such market will be sustained. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation.

The public offering price of the notes was determined by negotiation between BAM and the underwriters based on several factors and may bear no relationship to the prices at which the notes will trade in the public markets subsequent to the offering. See “Underwriting (Conflicts of Interest)”.

BAM may be unable to repurchase the notes upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event with respect to the notes, subject to certain conditions, BAM will be required to make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes — Change of Control” in this prospectus supplement. The source of funds for such a repurchase will be BAM’s available cash or cash generated from its subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of notes tendered. In addition, our future debt instruments may contain provisions providing that certain change of control events will require us to make an offer to repurchase future outstanding indebtedness. It is possible that we will not have sufficient funds at the time of any Change of Control Triggering Event to complete the required repurchase of the notes and, if applicable, repayment of our other future indebtedness.

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriters’ fees and the estimated expenses of the offering of approximately US$750,000, will be approximately US$744,375,000. The net proceeds from the sale of the notes will be used for general corporate purposes.

EARNINGS COVERAGE RATIOS OF BAM

BAM’s borrowing cost requirements for the 12-month period ended December 31, 2024 amounted to US$65 million after giving effect to the issuance of the notes as if such event had occurred on January 1, 2024 (the “Adjustment”). Net income attributable to shareholders before borrowing costs and income taxes for the 12-month period ended December 31, 2024 was US$2,763 million, which is approximately 42 times BAM’s borrowing cost requirements for the period, after giving effect to the Adjustment.

The earnings coverage ratios set forth above were calculated based on financial information of the Asset Management Company contained in the Form 8-K/A which is incorporated by reference in this Prospectus.

CONSOLIDATED CAPITALIZATION OF BAM

The following table sets forth the consolidated capitalization of BAM (i) as at December 31, 2024, (ii) as at December 31, 2024, as adjusted to give effect to the 2025 Arrangement, and (iii) as at December 31, 2024, as further adjusted to give effect to the issuance of the notes hereunder, without giving effect to the anticipated application of the net proceeds thereof. For accounting purposes, the Asset Management Company is considered the accounting acquirer of BAM in the 2025 Arrangement and the predecessor of BAM. As such, the 2025 Arrangement was accounted for as a “reverse acquisition” in conformity with U.S. GAAP. Accordingly, BAM’s consolidated capitalization as of December 31, 2024 set forth below refers to the capitalization of BAM, being that of the Asset Management Company, on a standalone basis. For further disclosures in respect of consolidated capitalization, please see the 2024 Annual Report on Form 10-K and the Form 8-K/A, each of which is incorporated by reference in this Prospectus.

	As at December 31, 2024
	Actual(1)	As adjusted(2)	As further adjusted(3)
	(US$ amounts in millions)
Liabilities
Corporate Borrowings	$—	$—	$744
Financial Liabilities	228	228	228
Non-recourse borrowings in consolidated funds	251	251	251
Accounts payable and other, net	1,349	2,220	2,220
Deferred income tax liabilities	46	102	102
Due to affiliates	1,092	904	904
Total Liabilities	$2,966	$3,705	$4,449

Preferred shares redeemable non-controlling interest	$2,103	$2,056	$2,056

Equity
Common equity	$8,752	$8,716	$8,716
Non-controlling interest	336	367	367
Total Equity	$9,088	$9,083	$9,083

Total Capitalization (4)	$14,157	$14,844	$15,588

(1)	Based on the financial information of the Asset Management Company contained in the Form 8-K/A which is incorporated by reference in this Prospectus.
(2)	After giving effect to the 2025 Arrangement.
(3)	After giving effect to the 2025 Arrangement and the issuance of the notes hereunder, without giving effect to the anticipated application of the net proceeds thereof.
(4)	Consists of total liabilities, preferred shares redeemable non-controlling interest and total equity.

DESCRIPTION OF THE NOTES

The following description of the particular terms and provisions of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities set forth in the accompanying base shelf prospectus under “Description of Debt Securities”, to which reference is hereby made.

Certain defined terms used in this section are defined under the heading “— Certain Definitions”. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the accompanying base shelf prospectus or in the Indenture (as defined herein).

The notes will be issued as a separate series of debt securities under a first supplemental indenture to be dated as of the date of the issuance of the notes (the “First Supplemental Indenture”) to a base indenture to be dated as of the date of the issuance of the notes (the “Base Indenture” and, together with the First Supplemental Indenture, the “Indenture”), among BAM, Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”) and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”, together with the Canadian Trustee, the “Trustees” and each trustee acting in such capacity for a specific series of notes is referred to as a “Trustee”). For a description of certain of the rights attaching to Debt Securities issued or to be issued under the Indenture (“Indenture Securities”), see “Description of Debt Securities” in the accompanying base shelf prospectus. The Indenture is subject to the provisions of the Trust Indenture Legislation. The following statements relating to the notes and the Indenture are summaries and should be read in conjunction with the statements under “Description of Debt Securities” in the accompanying base shelf prospectus. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the notes and the Indenture, including the definition of certain terms therein. It is the Indenture, and not these statements, that govern the rights of holders of the notes. The Base Indenture and First Supplemental Indenture will be available electronically on EDGAR at www.sec.gov and under our SEDAR+ profile at www.sedarplus.ca.

General

The notes will be senior unsecured obligations of BAM and will initially be limited to US$750,000,000 aggregate principal amount, all of which will be issued under the First Supplemental Indenture. The notes will rank equally with any future unsecured, unsubordinated senior obligations of BAM. BAM has not issued or become an obligor under any unsecured senior debt securities since its inception. The notes will mature on April 24, 2035. The notes will bear interest at the rate of 5.795% per annum from April 24, 2025, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on April 24 and October 24 of each year, commencing on October 24, 2025, to the Persons in whose name the notes are registered at the close of business on the preceding April 1 or October 1, as the case may be. The notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at 5.795% per annum plus 1%.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where any interest payment date is not a Business Day, payment will be made on the next succeeding Business Day, whether or not such date is a Business Day in Toronto, Ontario, unless such date is not a Business Day in New York, New York. “Business Day” means each weekday which is not a day on which banking institutions in the Place of Payment (as defined herein) are authorized or obligated by law or executive order to close.

Computershare Trust Company, N.A. will initially act as Paying Agent for the notes. Principal of, and premium, if any, and interest on, the notes will be payable at the Place of Payment, provided that at the option of BAM, payment of interest on the notes may be made by check mailed to the address of the Person entitled thereto as it appears in the security register in respect of the notes or by wire transfer to an account maintained by the Person entitled thereto as specified in the security register in respect of the notes. The notes may be presented for registration of transfer and exchange at the corporate trust office of the Trustees and the Place of Payment.

BAM currently conducts a significant proportion of its operations through the Asset Management Company and its subsidiaries. Although the notes are senior obligations of BAM, they are effectively subordinated to all existing and future liabilities of BAM’s consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of BAM’s subsidiaries to incur additional indebtedness. As BAM conducts a significant proportion of its operations through the Asset Management Company and its subsidiaries, its ability to service its indebtedness is dependent on dividends and other payments made on its investments. Certain of the instruments governing the indebtedness of the companies in which BAM has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances. Dividends paid in kind are excluded so long as they are retained in the same form as received and are legally and beneficially owned by BAM and/or one or more designated Affiliates (as defined below) of BAM.

The Base Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series up to the aggregate principal amount from time to time authorized by BAM for each series.

Form, Denomination, Exchange and Transfer

The notes will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. The notes may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith.

Reopening of the Notes

BAM may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby; provided that if such additional notes are not fungible with the original notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the notes offered hereby.

Redemption and Repurchase

Prior to January 24, 2035 (the date that is three months prior to the maturity date) (the “Par Call Date”), BAM may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) (the “Redemption Price”) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date fixed for redemption of the notes (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

(2)	100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

On or after the Par Call Date, BAM may redeem the notes, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

In connection with such optional redemption, the following defined terms apply:

“Treasury Rate” means, with respect to any redemption date, the yield determined by BAM in accordance with the following paragraphs (1) and (2).

(1)

The Treasury Rate shall be determined by BAM after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, BAM shall select, as applicable: (a) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (b) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (c) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

(2)

If on the third Business Day preceding the redemption date H.15 or any successor designation or publication is no longer published, BAM shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, BAM shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, BAM shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Notice of any redemption will be delivered at least 10 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed and may be contingent upon such conditions as may be specified in the applicable notice of redemption and in accordance with the provisions of the Indenture. Unless BAM defaults in payment of the Redemption Price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. On or before any redemption date, BAM shall deposit with the Paying Agent (or the Trustees) money sufficient to pay the Redemption Price of the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected, in the case of certificated notes, by the Trustees at BAM’s direction by such method as BAM and the Trustees shall designate, or in the case of global notes, by such policies and procedures of the applicable depository. BAM’s actions and determinations in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

Affiliate Purchase on Maturity

Notwithstanding the other provisions of the Indenture, BAM may, by providing notice to the Trustees at least three Business Days prior to Maturity, elect to have one or more Affiliates of BAM purchase all, but not less than all, of the notes so to be redeemed or repaid at a price equal to the Redemption Price (excluding accrued and unpaid interest), in the case of notes called for redemption, or the principal amount, in the case of notes coming due at the Stated Maturity (in each case, the “Repayment Price”); provided that any accrued and unpaid interest thereon will be paid by BAM. Upon payment therefor of an amount equal to the Repayment Price, and payment by BAM of accrued interest and premium, if any, such notes shall be transferred to such Affiliate in accordance with the transfer provisions of the Indenture and such notes shall not become due and payable on Maturity provided that such Affiliate shall not be permitted to vote such notes in any matter unless 100% of the notes entitled to be voted in respect of such matter are held by BAM or its Affiliates. Should such Affiliate and BAM, if applicable, fail to make full payment of the Repayment Price and accrued interest and premium, if any, on Maturity then such notes shall become due and payable as otherwise provided for in the Indenture.

Change of Control

If a Change of Control Triggering Event occurs, unless BAM has exercised its right to redeem all of the notes as described above, BAM will be required to make an offer to repurchase all of each holder’s notes (or the portion thereof not subject to redemption, if BAM has exercised its right to redeem the notes in part) pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, BAM will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased (the “Change of Control Payment”), to the date of purchase.

Within 30 days following any Change of Control Triggering Event, or, at BAM’s option, prior to the completion of any Change of Control (but after the first public announcement of the Change of Control), BAM will be required to deliver a notice to holders of notes, with a copy to the Trustees, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. The notice shall, if given prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. BAM must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control (as defined herein) provisions of the notes, BAM will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, BAM will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the Paying Agent or the Trustees an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the Trustees the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by BAM.

The Paying Agent will deliver to each holder who properly tendered notes, the purchase price for such notes, and, upon written order of BAM, the Trustees will authenticate and deliver (or cause to be delivered) to each such holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$2,000 or an integral multiple of US$1,000 in excess thereof.

BAM will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by BAM and such other Person purchases all notes properly tendered and not withdrawn under its offer, or (2) BAM has given written notice of a redemption of the notes as provided above under “— Redemption and Repurchase.”

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means that on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or the intention by BAM to effect a Change of Control, the notes are rated below an Investment Grade Rating by more than half, and, if there are fewer than three Rating Agencies, all of the Rating Agencies that then rate the notes. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction or reductions in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction(s) in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustees in writing at its request that the reduction(s) were the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event) (the “Change of Control Event”). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade during the initial 60-day period as a result, in whole or in part, of the applicable Change of Control Event and (ii) the number of Rating Agencies that have downgraded the notes to below an Investment Grade Rating as a result, in whole or in part, of the applicable Change of Control Event during either the initial 60-day period or the Extension Period provided for in clause (i) would be sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade subsequently downgrade the notes to below an Investment Grade Rating. The Extension Period shall terminate on the earlier of (A) the date on which the Rating Agencies that placed the notes on publicly announced consideration for possible downgrade within the initial 60-day period referred to in subclause (i) of this definition make their determinations with respect to the impact of the Change of Control Event on the rating of the notes, and (B) the date on which two of the Rating Agencies (if there are three or four Rating Agencies) have, or one of the Rating Agencies (if there are fewer than three Rating Agencies) has confirmed that the notes will not be downgraded or are not subject to consideration for a possible downgrade to below an Investment Grade Rating as a result of the applicable Change of Control Event.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than any one or more of (1) BAM, BN, Brookfield Wealth Solutions Ltd. (“BWS”) or their respective Subsidiaries, (2) any employee benefit plans of BAM, BN, BWS or any of their respective Subsidiaries or (3) Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, the Class A Shares or other Voting Stock into which the Class A Shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of BAM’s Voting Stock (or other Voting Stock into which BAM’s Voting Stock is reclassified, consolidated, exchanged or changed in connection with such transaction) measured by voting power rather than number of shares, or (ii) Voting Stock sufficient to enable it to elect a majority of the members of BAM’s board of directors. For the purposes of this provision, “person” and “group” have the meanings attributed thereto in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, a Person will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such Person’s voting stock measured by voting power rather than number of shares or (ii) such Person’s voting stock sufficient to enable them to elect a majority of the members of such Person’s board of directors (or similar body).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB (low) (or the equivalent) by DBRS.

“Management” means any one or more persons who are directors, officers or employees of BAM, BN, BWS, or their respective Subsidiaries immediately prior to the consummation of any transaction that would constitute a Change of Control, acting individually or together.

“Rating Agencies” means (1) each of Moody’s, S&P, Fitch and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of BAM’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by BAM (as certified by a resolution of the board of directors of BAM) as a replacement agency for such Rating Agency, or some or all of them, as the case may be.

The failure by BAM to comply with the obligations described under “— Change of Control” will constitute an Event of Default with respect to the notes.

The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of BAM and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the notes. Restrictions on our ability to incur liens are contained in the covenants as described in this prospectus supplement under “— Covenants — Negative Pledge”.

Additional Amounts

All payments made by BAM under or with respect to the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless BAM is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BAM is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the notes and the notes are not redeemed in accordance with the provisions described under “— Redemption for Changes in Canadian Withholding Taxes”, BAM will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received (including Additional Amounts) by each Holder (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the note, being a person with whom BAM does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein, (iii) by reason of such Holder or beneficial owner being a “specified shareholder” of BAM or not dealing at arm’s length with a “specified shareholder” of BAM as defined in subsection 18(5) of the Tax Act, or (iv) by reason of such Holder or beneficial owner being an entity in respect of which BAM is a “specified entity” as defined in subsection 18.4(1) of the Tax Act; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the notes; (c) any note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders or beneficial owners of the notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders or beneficial owners of the notes, except to the extent that the Holder or beneficial owner of the notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration, filing or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) tax, assessment, withholding or deduction required pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

BAM will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. BAM will furnish to the Holders of the notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. BAM will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under or with respect to the notes which have not been withheld or deducted and remitted by BAM in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, Change of Control Payment, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Co-Obligors and/or Guarantors

Without the consent of any Holders, BAM, when authorized by a resolution of the board of directors of BAM and by the Trustees, may enter into an indenture supplemental to the Indenture in respect of the notes, in form satisfactory to the Trustees, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the notes, an Affiliate of BAM (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union and provided further, that BAM may only add a Co-Obligor if BAM determines that adding such Co-Obligor would not result in a deemed sale or exchange of the notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations or a disposition of the notes by any holder or beneficial owner of notes for Canadian federal income tax purposes. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a “Non-U.S. Co-Obligor”) shall include a provision for (i) the payment of additional amounts (“Other Additional Amounts”) in the form substantially similar to that described in “—Additional Amounts”, with such modifications as BAM and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the notes, including any exceptions thereto as BAM and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (ii) the right of any issuer to redeem the notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that Other Additional Amounts become payable by a Non-U.S. Co-Obligor in respect of the notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture.

Any such Co-Obligor shall be jointly and severally liable with BAM to pay the principal, premium, if any, and interest on the notes.

Redemption for Changes in Canadian Withholding Taxes

The notes will be subject to redemption as a whole, but not in part, at the option of BAM at any time at 100% of the principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event BAM shall have received an opinion from independent tax counsel experienced in such matters to the effect that BAM has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts and Other Additional Amounts as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the Indenture.

Events of Default

Each of the following will constitute an Event of Default under the Indenture with respect to the notes: (a) failure to pay any interest on the notes (including any Additional Amounts) when due, which failure continues for 30 days; (b) failure to pay principal (including any Additional Amounts) of, or any premium on, the notes when due; (c) failure to deposit any sinking fund payment, when due, in respect of the notes; (d) failure to perform any other covenant or warranty of BAM in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of notes other than the notes offered hereby), which failure continues for 60 days after written notice has been given by the Trustees or the holders of at least 25% in aggregate principal amount of outstanding notes, as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization affecting BAM; and (f) the failure by BAM to comply with the obligations described herein under “— Change of Control”.

If an Event of Default (other than an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting BAM) with respect to the notes at the time outstanding shall occur and be continuing, then either the Trustees or the Holders of at least 25% in aggregate principal amount of the notes by notice, as provided in the Indenture, may declare the principal amount of the notes to be due and payable immediately. If an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting BAM occurs with respect to the notes at the time outstanding, the principal amount of all the notes will automatically, and without any action by the Trustees or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see “— Modification and Waiver” below.

The Indenture provides that the Trustees will be under no obligation to exercise any of its rights or powers under the Indenture or commence or continue any act, action or proceeding for enforcing any rights of the Trustees at the request or direction of any of the applicable Holders, unless such Holders shall have offered to such Trustee indemnity satisfactory to such Trustee or sufficient funds to commence or continue compliance with such request and an indemnity to protect the Trustee against losses suffered in compliance with such request. Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in aggregate principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees or exercising any trust or power conferred on the Trustees with respect to the notes.

No Holder will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustees written notice of a continuing Event of Default with respect to the notes, (ii) the Holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request, and such Holder or Holders have offered an indemnity reasonably satisfactory to the Trustees to institute such proceeding as trustee, and (iii) the Trustees have failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a Holder for the enforcement of payment of the principal of, or of any premium or interest on the notes on or after the due date specified in the notes.

Under the Indenture, BAM will be required to furnish to the Trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if BAM is not in compliance, BAM must specify any defaults. We will also be required to notify the Trustees as soon as practicable upon becoming aware of any event of default.

Covenants

The following covenants shall apply to the notes:

Negative Pledge

BAM will not create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the notes shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)

Liens on any property or assets existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 180 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure, or securing, the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)	Liens arising by operation of law;

(c)

any Lien arising in connection with indebtedness for borrowed money if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), at the time such Lien is granted the aggregate principal amount of the indebtedness for borrowed money that is secured pursuant to this paragraph (c) would not exceed 5% of Consolidated Net Worth;

(d)

any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) to (c) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Consolidation, Merger, Amalgamation and Sale of Assets

Pursuant to the Indenture, BAM shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the “Successor Corporation”) unless: (a) BAM and the Successor Corporation shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor Corporation will have assumed all the covenants and obligations of BAM under the Indenture in respect of the Indenture Securities of every series issued and outstanding thereunder, and (ii) the Indenture Securities of every series issued and outstanding under the Indenture will be valid and binding obligations of the Successor Corporation, entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each series issued and outstanding under the Indenture or to the rights and powers of the Trustees under the Indenture. The foregoing restrictions are not applicable to any sale or transfer by BAM to any one or more of its subsidiaries.

Modification and Waiver

Modifications and amendments of the Indenture may be made by BAM and the Trustees with the consent of the Holders of a majority in aggregate principal amount of the outstanding securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Indenture Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any outstanding Indenture Security, (b) reduce the principal amount of (or the premium), or interest on, any outstanding Indenture Securities, (c) change the dates or times on which any outstanding Indenture Securities may be redeemed, (d) reduce the amount of the principal of any outstanding Indenture Securities payable upon the acceleration of the maturity thereof, (e) change the currency or the place of payment of principal of (or the premium), or interest on, any outstanding Indenture Securities, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any outstanding Indenture Securities, (g) reduce the above-stated percentage of the outstanding Indenture Securities necessary to modify or amend the Indenture, (h) reduce the percentage of aggregate principal amount of the outstanding Indenture Securities necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (i) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except to increase any percentage in such provisions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Indenture Security affected thereby.

The Indenture provides that BAM may modify and amend the Indenture without the consent of any holder of Indenture Securities for any of the following purposes: (a) to evidence the succession of another person to BAM and the assumption by any such successor of the covenants of BAM under the Indenture and in the Indenture Securities; (b) to evidence the addition of a Co-Obligor or guarantor with respect to the Indenture Securities; (c) to add to the covenants of BAM for the benefit of the holders of the Indenture Securities or to surrender any right or power (but not any obligation, except any obligation concomitant to such right or power) herein conferred upon BAM; (d) to add any additional Events of Default for the benefit of the holders of the Indenture Securities; (e) to add to, change or eliminate any of the provisions of the Indenture in respect of the Indenture Securities, provided that any such addition, change or elimination (x) shall neither (A) apply to any Indenture Securities of any series created prior to the execution of the applicable supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such Indenture Securities with respect to such provision or (y) shall become effective only when there are no such Indenture Security outstanding; (f) to secure the Indenture Securities pursuant to the requirements of any provision in the Indenture or any indenture supplemental thereto or otherwise; (g) to establish the form or terms of Indenture Securities as permitted under the Indenture; (h) to evidence and provide for the acceptance of appointment under the Indenture by a successor trustee with respect to the Indenture Securities of one or more series and to add to or change any of the provisions in the Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee, pursuant to the requirements of the Indenture; (i) to add to or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Indenture Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Indenture Securities in uncertificated form; (j) to comply with the requirements of applicable trust indenture legislation including, without limitation, in connection with qualifying, or maintaining the qualification of the Indenture under the United States Trust Indenture Act of 1939; or (k) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising thereunder, provided that such action shall not adversely affect, in any material respect, the interests of the holders of Indenture Securities of any series.

The Holders of a majority in aggregate principal amount of the outstanding securities of any series of Indenture Securities, on behalf of all Holders of outstanding securities of such series, may waive compliance by BAM with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustees, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the outstanding securities of any series of Indenture Securities, on behalf of all holders of outstanding securities of such series, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of the Indenture which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding security of such series affected.

In connection with any modification, amendment, supplement or waiver in respect of the Indenture or the notes, BAM shall deliver to the Trustees an officers’ certificate and an opinion of counsel, each stating (i) that such modification, amendment, supplement or waiver is authorized or permitted pursuant to the terms of the Indenture and the notes, (ii) that all related conditions precedent to such modification, amendment, supplement or waiver have been complied with, and (iii) that such modification, amendment, supplement or waiver will be valid and binding upon the BAM and the obligors in accordance with its terms.

Defeasance

The Indenture provides that, at BAM’s option, BAM will be discharged from any and all obligations in respect of any outstanding notes upon irrevocable deposit with the Trustees, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on such outstanding notes (“Defeasance”). Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that beneficial owners of notes will not recognize gain or loss for U.S. or Canadian federal income tax purposes as a result of such Defeasance. BAM may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance (as defined below) option described in the following paragraph if BAM meets the conditions precedent at the time BAM exercises the Defeasance option.

The Indenture also provides that, at BAM’s option, unless and until BAM has exercised its Defeasance option described in the preceding paragraph, BAM may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the notes upon irrevocable deposit with the Trustees, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding notes (“Covenant Defeasance”). In the event BAM exercises its Covenant Defeasance option, the obligations under the Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that beneficial owners will not recognize gain or loss for U.S. or Canadian federal income tax purposes as a result of such Covenant Defeasance.

Consent to Jurisdiction and Service under the Indenture

The Indenture provides that BAM irrevocably appoints Brookfield Asset Management LLC, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-1023, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the notes and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Enforceability of Judgments against BAM

Since a substantial portion of BAM’s assets are outside the United States, any judgment obtained in the United States against BAM, including any judgment with respect to the payment of interest and principal on the notes, may not be collectible within the United States.

BAM has been informed by its British Columbia counsel, McMillan LLP, that a court of competent jurisdiction in the Province of British Columbia would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of the Indenture and the notes that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over BAM, as recognized by the courts of the Province of British Columbia (and submission by BAM in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of British Columbia, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in those statutes or to an order or regulation made by the Governor in Council under the Special Economic Measures Act (Canada) or the United Nations Act (Canada) in respect of certain activities or measures referred to in those statutes; (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) the action to enforce such judgment is commenced within the applicable limitation period; and (v) the courts of the Province of British Columbia have not decided to stay or decline to hear an action on such judgment because there is another subsisting judgment in any jurisdiction relating to the same cause of action. The enforcement of any such judgment may also be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally, and a British Columbia court will render judgment only in Canadian dollars. Furthermore, a British Columbia court would disallow the payment of interest, fees and commissions at rates which in the aggregate are deemed to constitute a criminal rate of interest pursuant to the Criminal Code (Canada). BAM has been advised by McMillan LLP that a monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of British Columbia if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in British Columbia for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of British Columbia in the first instance on the basis of liability predicated solely upon such laws.

Governing Law

The Indenture and the notes will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the Canadian Trustee, which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all defined terms.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Consolidated Net Worth” means, as at any date, the consolidated equity of BAM and its subsidiaries (including, without limitation, all common and preferred equity, all perpetual subordinated debt and all equity securities that are classified as liabilities for purposes of generally accepted accounting principles but are convertible, either at the option of the issuer or the holder of such securities, into equity and are not redeemable at the sole option of the holder for consideration other than equity) determined on a consolidated basis in accordance with generally accepted accounting principles as at the date of the most recently available consolidated balance sheet or statement of financial position of BAM, plus, without duplication, all Qualifying Subordinated Debt as at such date.

“Government Obligation” means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Debt Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act or in the Bank Act (Canada)), as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Holder” means a Person in whose name a note is registered in the security register in respect of the notes.

“Lien” means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

“Maturity” means the date on which the principal of the notes or an instalment of principal becomes due and payable as therein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Qualifying Subordinated Debt” means all indebtedness of BAM and its subsidiaries which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations of BAM in respect of such indebtedness shall be subordinate to the notes to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such indebtedness may be made by BAM for so long as there exists any default in the payment of principal (or premium, if any) or interest on the notes.

“Stated Maturity” when used with respect to any Indenture Securities or any installment of principal thereof or interest thereon, means the date specified in such Indenture Securities as the fixed date on which the principal of such Indenture Securities or such installment of principal or interest is due and payable.

“Trust Indenture Legislation” means (i) the provisions of the Business Corporations Act (Ontario) and regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of the Business Corporations Act (British Columbia) and regulations thereunder as amended or re-enacted from time to time, (iii) the provisions of any other statute of Canada or any province thereof and any regulations thereunder and (iv) the United States Trust Indenture Act of 1939 and regulations thereunder, in each case relating to trust indentures and to the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the indenture.

The Trustee and the Paying Agent

The address of the Canadian Trustee is 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl and the address of the U.S. Trustee is 1505 Energy Park Drive, St Paul, MN 55108. The “Place of Payment” for the notes will be at the address of the Paying Agent, currently located at 1505 Energy Park Drive, St Paul, MN 55108.

Registered Global Securities

The notes offered hereby will be issued in the form of one or more registered global securities (“Registered Global Securities”) which will be registered in the name of and deposited with The Depository Trust Company, or its nominee, as Depositary (the “Depositary”). Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

Upon the issuance of a Registered Global Security representing the notes, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the notes represented by such Registered Global Security to the accounts of such Participants (as defined under “— Book-Entry System” below) as shall be designated by the underwriters. Ownership of beneficial interests in a Registered Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of Participants) or by Participants or persons that hold through Participants (with respect to interests of persons other than Participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depositary for a Registered Global Security representing the notes or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the notes represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security representing the notes will not be entitled to have the notes represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or Holders thereof under the Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Registered Global Security. None of BAM, the Trustees or any paying agent for the notes represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary or its nominee. We also expect that payments by Participants to owners of beneficial interests in a Registered Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such Participants.

No Registered Global Security representing the notes may be exchanged in whole or in part for notes registered, and no transfer of such a Registered Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Registered Global Security or a nominee thereof unless (A) such Depositary (i) has notified BAM that it is unwilling or unable to continue as Depositary for such Registered Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor securities Depositary is not obtained, (B) there shall have occurred and be continuing an Event of Default with respect to such Registered Global Security, (C) BAM determines, in its sole discretion, that the notes shall no longer be represented by such Registered Global Security and executes and delivers to the applicable Trustee(s) an issuer order that such Registered Global Security shall be so exchangeable and the transfer thereof so registerable or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated in the Indenture.

Book-Entry System

The following is based on information furnished by the Depositary: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”, and together with Direct Participants, “Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC.

The Depositary has advised BAM, and the Trustees that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Registered Global Securities as shown in the records of the Depositary, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the Registered Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants or Indirect Participants, and not of the Depositary, the Trustees or BAM, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of BAM or the Trustees, disbursement of such payments to Participants shall be the responsibility of the Depositary, and the disbursement of such payments to the owners of beneficial interests in the Registered Global Securities shall be the responsibility of Participants.

BAM understands that, under existing industry practice, if BAM were to request any action by the Holders or if an owner of a beneficial interest in the Registered Global Securities were to desire to take any action that the Depositary, as the registered owner of the Registered Global Securities, is entitled to take, the Depositary would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a note by a U.S. Holder (as defined herein) that purchases such note pursuant to this offering at the price set forth on the cover of this prospectus supplement. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, published rulings, judicial decisions, existing Treasury Regulations promulgated under the Code (the “Treasury Regulations”), and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as banks or other financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts or other common trust funds, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and any investors thereof), certain former citizens or long-term residents of the United States, dealers or traders in securities or foreign currency, U.S. Holders subject to the alternative minimum tax, U.S. Holders whose functional currency is not United States dollars, persons subject to special tax accounting rules under Section 451(b) of the Code, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. In addition, this summary does not address any aspects of other U.S. federal tax laws, such as estate and gift tax laws or the Medicare contribution tax on net investment income, or any applicable state, local, or non-U.S. tax laws.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision of the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations.

If a partnership, or other entity or arrangement classified as a partnership for U.S. federal income tax purposes, owns a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns a note are urged to consult their tax advisers as to the particular U.S. federal income tax consequences applicable to them.

This summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Prospective investors are urged to consult their tax advisers with regard to the application of the tax considerations discussed below to their particular situations, as well as the application of any state, local, non-U.S., or other tax laws, including gift and estate tax laws.

Contingent Payments

In certain circumstances (for example, as described above under “Description of the Notes — Change of Control”), BAM may be obligated to pay amounts on the notes in excess of stated interest or principal. It is possible that BAM’s obligation to pay such amounts could implicate the Treasury Regulations relating to “contingent payment debt instruments.” If the notes were characterized as contingent payment debt instruments, U.S. Holders might, among other things, be required to accrue interest income at a rate higher than the stated interest on the notes and to treat any gain recognized on the sale, exchange, retirement, redemption, or other taxable disposition of a note as ordinary income rather than as capital gain.

BAM intends to take the position that the likelihood of such payments on the notes in excess of stated interest or principal is remote or incidental, and thus that the notes should not be treated as contingent payment debt instruments. BAM’s determination that such a contingency is remote or incidental is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position in the manner required by applicable Treasury Regulations. BAM’s determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”), and the IRS could challenge this determination.

The remainder of this summary assumes that BAM’s determination that such a contingency is remote or incidental is correct. U.S. Holders are urged to consult their tax advisers regarding the possible application of the special rules related to contingent payment debt instruments.

Payments of Interest

Interest on a note (including any taxes withheld on payments of interest and any Additional Amounts or Other Additional Amounts, as applicable) generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Interest paid by BAM on the notes (and any Additional Amounts or Other Additional Amounts) generally will constitute income from sources outside the United States for the purpose of calculating the foreign tax credit allowable to a U.S. Holder. For U.S. foreign tax credit purposes, such interest and any Additional Amounts or Other Additional Amounts generally will constitute “passive category income.” The rules relating to foreign tax credits are complex, and U.S. Holders are urged to consult their tax advisers regarding the availability of a foreign tax credit under their particular circumstances.

Original Issue Discount

It is expected, and this summary assumes, that the notes will not be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes. If, however, the stated redemption price of a note were to exceed its issue price by more than a de minimis amount, then a U.S. Holder would be required to treat such excess amount as OID, which would be treated for U.S. federal income tax purposes as accruing over the term of the note as interest income. Thus, a U.S. Holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The U.S. Holder’s adjusted tax basis in a note would be increased by the amount of any OID included in the U.S. Holder’s gross income.

Sale, Exchange, Redemption, or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption, or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which will be taxed as interest to the extent not previously included in income, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount paid for the note, reduced by the amount of any payments on the note other than interest.

Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will constitute capital gain or loss and will be long-term capital gain or loss if the notes were held by the U.S. Holder for more than one year. For non-corporate U.S. Holders, the net amount of long-term capital gain generally will be subject to taxation at reduced rates. A U.S. Holder’s ability to offset capital losses against ordinary income is limited. Gains recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to payments of interest on a note and payments of the proceeds from a sale or other taxable disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a U.S. Holder may be subject to backup withholding tax on such payments if the U.S. Holder does not provide a taxpayer identification number, fails to certify that the holder is not subject to backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value exceeding certain United States dollar thresholds may be required to include certain information with respect to such assets with their U.S. federal income tax returns. U.S. Holders are urged to consult their tax advisers regarding the foregoing requirements with respect to the notes.

The foregoing summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, U.S. Holders are urged to consult their tax advisers as to the particular tax consequences to them of purchasing, owning, and disposing of notes, including the applicability and effect of any federal, state, local, or non-U.S. tax laws and of any proposed changes in applicable law.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to BAM, and Goodmans LLP, Canadian counsel to the underwriters (together, “Counsel”), the following is, at the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length and is not affiliated with any of the underwriters or BAM (a “Note Holder”).

This summary is not applicable to a Note Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark to market” property rules), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a functional currency in accordance with the provisions of the Tax Act or (iv) that enters into or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the notes. Such Note Holders should consult their own tax advisors having regard to their particular circumstances. This summary does not address the split income rules in section 120.4 of the Tax Act. Note Holders should consult their own tax advisors in this regard. In addition, this summary does not address the deductibility of interest by a Note Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the notes. Note Holders should consult their own tax advisors in that regard.

This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency (the “CRA”) prior to the date hereof. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary assumes that no Affiliate of BAM will be added as a Co-Obligor under the notes. Note Holders should consult with their own tax advisors with respect to the tax consequences to them of the addition of a Co-Obligor under the notes.

This summary does not address the possible application of the rules in the Tax Act related to hybrid mismatch arrangement (the “Hybrid Mismatch Rules”) to a Note Holder (i) that disposes of a note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in the Hybrid Mismatch Rules) with respect to the Note Holder or in respect of which the Note Holder is a “specified entity”, (ii) that disposes of a note under, or in connection with, a “structured arrangement” (as defined in the Hybrid Mismatch Rules), or (iii) in respect of which BAM is a “specified entity”. Such Note Holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Note Holder and no representations with respect to the income tax consequences to any particular Note Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the notes, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

For purposes of the Tax Act, all amounts, including interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be resident in Canada, and holds the notes as capital property (a “Resident Note Holder”). Generally, the notes will be considered to be capital property to a Resident Note Holder provided that the Resident Note Holder does not hold the notes in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Note Holders whose notes might not otherwise qualify as capital property may be entitled to have the notes, and all other “Canadian securities” (as defined in the Tax Act) owned by the Resident Note Holder in the year and in each subsequent taxation year, deemed to be capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Note Holders should consult their own tax advisors as to whether this election is available and advisable, having regard to their own particular circumstances.

Interest

A Resident Note Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note that accrues (or is deemed to accrue) to the Resident Note Holder to the end of that taxation year or that becomes receivable by or is received by the Resident Note Holder before the end of that taxation year, except to the extent that such interest was otherwise included in computing the Resident Note Holder’s income for a preceding taxation year.

Any other Resident Note Holder, including an individual and a trust (other than a unit trust) of which neither a corporation nor a partnership is a beneficiary, will be required to include in computing its income for a taxation year any interest on a note received or receivable by such Resident Note Holder in that taxation year (depending upon the method regularly followed by the Resident Note Holder in computing its income) as interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note, except to the extent that the interest was included in the Resident Note Holder’s income for a preceding taxation year.

The notes may be issued at a discount from their face value. In such circumstances, a Resident Note Holder may be required to include an amount equal to such discount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which an amount in respect of the discount is received or receivable by the Resident Note Holder. Resident Note Holders should consult their own tax advisors in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any premium paid by BAM to a Resident Note Holder because of the redemption or purchase for cancellation by it of a note before maturity generally will be deemed to be interest received at that time by the Resident Note Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or purchase for cancellation of, the interest that would have been paid or payable by BAM on the note for a taxation year ending after the redemption or purchase for cancellation.

Disposition

On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise, a Resident Note Holder generally will be required to include in its income the amount of interest accrued (or deemed to accrue) to the Resident Note Holder on the note from the date of the last interest payment to the date of disposition, except to the extent that such amount has otherwise been included in the Resident Note Holder’s income for the taxation year or a previous taxation year. A Resident Note Holder may also be required to include in computing income the amount of any discount received or receivable by such Resident Note Holder. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, excluding any accrued interest and any other amount included in computing income, exceed (or are exceeded by) the adjusted cost base of the note to the Resident Note Holder immediately before the disposition and any reasonable costs of disposition.

A Note Holder’s adjusted cost base of a note acquired pursuant to this Prospectus will generally include any amount paid to acquire the note plus the amount of any discount included in income by such Note Holder. A Resident Note Holder that receives repayment in full of the outstanding principal amount of a note upon maturity will generally be considered to have disposed of the note for proceeds of disposition equal to such outstanding principal amount.

One half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Note Holder in a taxation year generally must be included in the Resident Note Holder’s income for that year, and one half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Note Holder in a taxation year must generally be deducted from taxable capital gains realized by the Resident Note Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

Resident Note Holders that are individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act in respect of realized capital gains. Such Resident Note Holders should consult their own tax advisors.

Additional Refundable Tax

A Resident Note Holder that is or is deemed to be a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout a taxation year or, at any time in the taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for such year (as defined in the Tax Act), including amounts in respect of interest and net taxable capital gains. Resident Note Holders are advised to consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, does not use or hold and is not deemed to use or hold the notes in or in the course of carrying on business in Canada, deals at arm’s length with any person resident in Canada to whom the Note Holder disposes of a note and is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of BAM or a person who does not deal at arm’s length with such specified shareholder (a “Non-Resident Note Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This portion of the summary assumes that no interest paid on a Non-Resident Note Holder’s notes will be in respect of a debt or other obligation to pay an amount to a person with whom BAM does not deal at arm’s length within the meaning of the Tax Act.

Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by BAM on the notes to a Non-Resident Note Holder will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Note Holder on a disposition of a note, including a redemption, payment on maturity or repurchase.

Generally, no other tax on income or gains under the Tax Act will be payable by a Non-Resident Note Holder on interest, principal, premium, bonus or penalty on a note or on the proceeds received by a Non-Resident Note Holder on the disposition of a note, including a redemption, payment on maturity or repurchase.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated April 22, 2025, BAM has agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as representatives (the “Representatives”), the following respective principal amounts of notes:

Underwriter	Principal Amount of Notes (US$)
Citigroup Global Markets Inc.	$187,500,000
Wells Fargo Securities, LLC	187,500,000
Mizuho Securities USA LLC	93,750,000
SMBC Nikko Securities America, Inc.	93,750,000
BMO Capital Markets Corp.	26,786,000
BNP Paribas Securities Corp.	26,786,000
Brookfield Securities LLC	26,786,000
CIBC World Markets Corp.	26,786,000
RBC Capital Markets, LLC	26,786,000
Scotia Capital (USA) Inc.	26,785,000
TD Securities (USA) LLC	26,785,000

Total	$750,000,000

The offering price of US$750,000,000 (less the underwriters’ fees of US$4,875,000) will be payable in cash to BAM against delivery on or about April 24, 2025.

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (i) the suspension of the trading in the Class A Shares by the SEC, any Canadian securities regulatory authority, the NYSE or the TSX or the suspension or limitation of trading in securities generally on the NYSE or on the TSX or the establishment of minimum prices on either of such exchanges; (ii) the declaration of a banking moratorium either by U.S. federal, New York State or Canadian authorities; and (iii) the occurrence of any outbreak or the escalation of hostilities, the declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this Prospectus. The public offering price of the notes was determined by negotiation between BAM and the underwriters.

The offering of the notes is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system adopted by the United States. The notes will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No sales will be effected in any province of Canada by any underwriter not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province. This offering will be made in Canada by Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc., whom we refer to in this prospectus supplement as an underwriter. Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BMO Capital Markets

Corp., BNP Paribas Securities Corp., Brookfield Securities LLC, CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC will not offer the notes offered hereby in Canada.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.400% of the principal amount per note. The underwriters and selling group members may allow a discount of 0.250% of the principal amount per note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers/dealers.

After a reasonable effort has been made to sell all of the notes at the public offering price on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the price at which the notes are offered, provided that the notes are not at any time offered at a price greater than the public offering price on the cover page of this prospectus supplement. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the notes is less than the gross proceeds paid by the underwriters to BAM.

The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by BAM
Per note	0.650%

BAM estimates that its “out of pocket” expenses for this offering, including filing fees, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be approximately US$750,000.

The notes are a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be. See “Risk Factors.”

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are required to purchase in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. Neither BAM nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount or commission received by it because the underwriters have repurchased notes sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

In the underwriting agreement, BAM has agreed that it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by BAM or any affiliate of BAM or any person in privity with BAM or any affiliate of BAM), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any senior debt securities issued or guaranteed by BAM (other than the notes) or publicly announce an intention to effect any such transaction, until the closing of the offering of the notes. For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by BAM under BAM’s revolving credit facilities in effect on the date of the underwriting agreement. BAM has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that each underwriter may be required to make in respect thereof.

The notes offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any notes offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading price of the notes offered hereby. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the second business day following the date of pricing of the notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery date may be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the delivery date should consult their own advisor.

Conflicts of Interest

Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of BAM and, therefore, has a conflict of interest under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule

5121”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Brookfield Securities LLC will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written approval of the customer. A qualified independent underwriter is not required to participate in this offering because the notes offered will be investment grade rated.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of notes in the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

In connection with the offering, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Brookfield Securities LLC, CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC are not acting for anyone other than BAM and will not be responsible to anyone other than BAM for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of  (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

In the UK, this document is for distribution only to, and is only directed at, qualified investors (as defined in the UK Prospectus Regulation) who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion

Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this Prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

No underwriter nor any of their affiliates (i) have offered or sold, or will offer or sell, in Hong Kong, by means of any document, the notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) have issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan, Act No. 25 of 1948, as amended (the “FIEA”) and the underwriters will not offer or sell any of the notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, FIEA and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, BAM has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

PRIOR SALES

No debt securities have been issued by BAM during the 12 months preceding the date of this prospectus supplement.

INTERESTS OF EXPERTS

The financial statements of BAM as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 and for the period from July 4, 2022 to December 31, 2022, incorporated by reference in this Prospectus from the 2024 Annual Report on Form 10-K, and the effectiveness of BAM’s internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The financial statements of the Asset Management Company as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, incorporated by reference in this Prospectus from the 2024 Annual Report on Form 10-K, have been audited by Deloitte LLP, an independent auditor, as set forth in their report thereon. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Asset Management Company as at December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, incorporated by reference in this Prospectus from the Form 8-K/A, have been audited by Deloitte LLP, an independent registered public accounting firm, as set forth in their report thereon. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte LLP is independent with respect to BAM and the Asset Management Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

The combined and consolidated financial statements of the Oaktree Asset Management Operating Group as of December 31, 2024 and 2023, and for the each of the three years in the period ended December 31, 2024 appearing in 2024 Annual Report on Form 10-K for the year ended December 31, 2024 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such combined and consolidated financial statements are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP is independent with respect to the Oaktree Asset Management Operating Group under Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct, and its interpretations and rulings, and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC. The offices of Ernst & Young LLP are located at 725 South Figueroa Street, Los Angeles, California 90017-5418.

KPMG LLP (“KPMG”) is named in the Form 8-K/A as having prepared a formal valuation and fairness opinion (the “Formal Valuation and Fairness Opinion”) in connection with the 2025 Arrangement. To BAM’s knowledge, as of the date of this Prospectus, no registered or beneficial interest, direct or indirect, in any property of BAM, or one of its associates or affiliates: (i) was held by KPMG or a “designated professional” (as such term is defined in item 16.2 of Form 51-102F2 — Annual Information Form) of KPMG when KPMG prepared the Formal Valuation and Fairness Opinion; (ii) was received by KPMG or a “designated professional” of KPMG after KPMG prepared the Formal Valuation and Fairness Opinion; or (iii) is to be received by KPMG or a “designated professional” of KPMG. To the knowledge of BAM, as of the date of this Prospectus, the interest of KPMG in securities of BAM represents less than 1% of the outstanding securities of BAM.

LEGAL MATTERS

The validity of the notes being offered hereby will be passed upon for BAM by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law and Goodmans LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As of the date of this Prospectus, the partners and associates of each of Torys LLP and Goodmans LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the U.S. registration statement on Forms F-10 of which this Prospectus forms a part the documents listed under “Documents Incorporated by Reference”; the consents of Deloitte LLP in respect of the audited financial statements of (i) BAM and (ii) the Asset Management Company, Ernst & Young LLP in respect of the audited financial statements of the Oaktree Asset Management Operating Group and KPMG LLP in respect of the Formal Valuation and Fairness Opinion that is referred to in the Form 8-K/A; the form of indenture relating to debt securities that may be offered under the base shelf prospectus; powers of attorney; the SEC filing fee exhibit; and the Statement of Eligibility of Computershare Trust Company, N.A., as U.S. trustee, on Form T-1.

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission pursuant to an effective U.S. registration statement, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any U.S. state where the offer or sale is not permitted

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This amended and restated short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirements is available.

Neither we nor the selling securityholders may sell these securities in the United States until the registration statement filed with the United States Securities and Exchange Commission is effective. This amended and restated short form base shelf prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of our Corporate Secretary at 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario, M5J 2T3, (416) 363-9491, and are also available electronically at www.sedarplus.ca.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

(amending and restating the short form base shelf prospectus dated October 26, 2023)

New Issue and/or Secondary Offering	May 21, 2024

Brookfield Asset Management Ltd.

US$1,000,000,000

Class A Limited Voting Shares

Class A Preference Shares

Debt Securities

Brookfield Asset Management Ltd. (the “Manager”, “we”, “us” and “our”) may from time to time offer and issue (i) class A limited voting shares (“Class A Shares”), (ii) class A preference shares (“Class A Preference Shares”) and (iii) bonds, debentures, notes and other evidences of indebtedness of the Manager of any kind, nature or description (“Debt Securities” and, together with our Class A Shares and Class A Preference Shares, the “Securities”) under this amended and restated short form base shelf prospectus. The Securities offered hereby may be offered separately or together, in one or more series in an aggregate initial offering amount of up to US$1,000,000,000 at any time and from time to time during the 25 month period commencing on October 26, 2023 that this amended and restated prospectus, including any amendments thereto, remains valid. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. One or more securityholders of the Manager (each, a “Selling Securityholder”) may also offer and sell Securities under this prospectus. See “Selling Shareholders”. We are filing this prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10, of which this prospectus forms a part (the “registration statement”), pursuant to the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Available Information”.

The specific terms of the Securities in respect of which this prospectus is being delivered will be set forth in an accompanying prospectus supplement, including, where applicable: (i) in the case of Class A Shares, the number of Class A Shares offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price (in the event the offering is a non-fixed price distribution, including, in the case of the Manager but not the Selling Shareholders, sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and, as defined, an “ATM Distribution”) and any other specific terms; (ii) in the case of Class A Preference Shares, the specific designation of the Class A Preference Shares, the number of Class A Preference Shares offered, the offering price, the dividend rate, any terms of redemption, retraction, conversion or exchange and any other specific terms; and (iii) in the case of Debt Securities, the specific designation of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency or currency unit, the maturity, the offering price, whether payment on the Debt Securities will be senior or subordinated to the other liabilities and obligations of the Manager, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rate, any interest payment date(s), covenants, events of default, any terms of redemption, any conversion or exchange rights and any other specific terms of the Debt Securities. Prospective investors should read this prospectus and any applicable prospectus supplement carefully before investing in any Securities.

This prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions or to recognized market benchmark interest rates.

This prospectus may not be used to offer the Securities unless accompanied by a prospectus supplement. The Manager has filed an undertaking with the securities regulatory authorities in each of the provinces of Canada that it will not distribute, under this prospectus, Securities that, at the time of distribution, are novel without pre-clearing the disclosure to be contained in the prospectus supplement pertaining to the distribution of such Securities with the applicable regulator.

Our intended use for any net proceeds expected to be received by us from the issue of the Securities will be set forth in a prospectus supplement. All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each such prospectus supplement will be deemed to be incorporated by reference in this prospectus as of the date of each such prospectus supplement and only for the purposes of the distribution of the Securities to which such prospectus supplement pertains.

An investment in the Securities is subject to certain risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this prospectus and in the documents incorporated by reference herein, and the risk factors contained in the applicable prospectus supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in the Securities. See “Caution Regarding Forward-Looking Statements” and “Risk Factors”.

We may sell, or the Selling Securityholders may sell, the Securities through underwriters or dealers directly pursuant to applicable statutory exemptions, or through agents designated by us or the Selling Securityholders from time to time. This prospectus may qualify an ATM Distribution of Class A Shares. Each prospectus supplement will identify each person who may be deemed to be an underwriter with respect to the Securities being offered and will set forth the terms of the offering of such Securities, including, to the extent applicable, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to us or the Selling Securityholders from the sale of the offered Securities, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or re-allowed or paid to dealers. No Selling Shareholder may distribute Securities pursuant to an ATM Distribution.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No agent of an ATM Distribution, and no person or company acting jointly or in concert with an agent of an ATM Distribution, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed pursuant to the ATM Distribution, including selling an aggregate number or principal amount of securities that would result in the agent creating an over-allocation position in the securities. See “Plan of Distribution”.

Our Class A Shares are traded on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “BAM”. We have not yet determined whether any of the other Securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter system. If we decide to seek a listing for any of our other Securities, that will be disclosed in a prospectus supplement.

Unless otherwise specified in a prospectus supplement relating to Class A Preference Shares or Debt Securities, the Class A Preference Shares and Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which Class A Preference Shares or Debt Securities may be sold and purchasers may not be able to resell Class A Preference Shares or Debt Securities purchased under this prospectus. This may affect the pricing of the Class A Preference Shares and Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Class A Preference Shares and Debt Securities, and the extent of issuer regulation. See “Risk Factors”.

Information with respect to a purchaser’s right to withdraw from or rescind an agreement to purchase Securities is provided below. See “Purchasers’ Statutory and Contractual Rights of Withdrawal and Rescission”.

Our head and registered office is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario, M5J 2T3 and our telephone number at that address is (416) 363-9491.

The Manager is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully herein or in a prospectus supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Manager is incorporated or organized under the laws of a foreign jurisdiction outside of the United States and that some or all of its officers and directors may be residents of a foreign jurisdiction outside of the United States, that some or all of the underwriters or experts named or to be named in the registration statement may be residents of a foreign jurisdiction outside of the United States and that such persons and all or a substantial portion of the assets of the Manager and such persons may be located outside the United States. See “Service of Process and Enforcement of Civil Liabilities–Notice to U.S. Investors”.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY U.S. STATE SECURITIES COMMISSION, OR ANY CANADIAN REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Certain of our directors reside outside of Canada (collectively, the “Non-Residents”). Each such Non-Resident has appointed Brookfield Asset Management Ltd., 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario, M5J 2T3, as its agent for service of process in Ontario. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Service of Process and Enforcement of Civil Liabilities–Notice to Canadian Investors”.

You should rely only on the information contained, or incorporated by reference, in this prospectus, the registration statement or any prospectus supplement prepared by us or on our behalf. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. References to this “prospectus” include documents incorporated by reference herein. See “Documents Incorporated by Reference”. We are not making an offer of the Securities in any jurisdiction where an offer is not permitted and, therefore, this document may only be used where it is legal to offer the Securities. The information in this prospectus or the documents incorporated by reference is accurate only as of the date on the front of such documents. Our business, financial condition, results of operations and prospects may have changed since then.

ABOUT THIS PROSPECTUS

In this prospectus, unless the context suggests otherwise, references to:

•

“Arrangement” means the court approved plan of arrangement of the Corporation as a result of which (i) the shareholders of the Corporation, while retaining their shares of the Corporation, became shareholders of the Manager, which acquired a 25% interest in our asset management business through common shares of the Asset Management Company and (ii) the Corporation changed its name from “Brookfield Asset Management Inc.” to “Brookfield Corporation”;

•	“Asset Management Company” means Brookfield Asset Management ULC;

•

“Corporation” means Brookfield Corporation and its subsidiaries (including the perpetual affiliates) other than the Asset Management Company and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance Ltd. (“BNRE”) or the Oaktree Business;

•	“Manager”, “we”, “us” and “our” are to Brookfield Asset Management Ltd., together with our asset management business and Oaktree, where applicable;

•

“Oaktree” means collectively Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries;

•

“Oaktree Business” means the business operated by and through Brookfield Oaktree Holdings, LLC (formerly known as Oaktree Capital Group, LLC), Oaktree and the other affiliated operating entities in which we own an interest;

•

“our asset management business” means the global alternative asset management business previously carried on by the Corporation, which is owned approximately 73% by the Corporation and approximately 27% by the Manager through their ownership of common shares of the Asset Management Company; and

•

“perpetual affiliates” means, collectively: (i) Brookfield Renewable Partners L.P., together with its subsidiaries, including its paired corporation, Brookfield Renewable Corporation; (ii) Brookfield Infrastructure Partners L.P., together with its subsidiaries, including its paired corporation, Brookfield Infrastructure Corporation; (iii) Brookfield Business Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Business Corporation; and (iv) Brookfield Property Partners L.P., together with its subsidiaries.

The financial information contained in this prospectus and any prospectus supplement, unless otherwise indicated, is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with accounting principles generally accepted in the United States of America.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities commissions or similar authorities in Canada and filed as exhibits to the registration statement, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	our annual information form for the financial year ended December 31, 2023 filed on SEDAR+ on March 19, 2024 (the “AIF”);

(b)

(i) the audited consolidated financial statements of the Manager as at December 31, 2023 and 2022 and for the year ended December 31, 2023 and the period from July 4, 2022 to December 31, 2022, together with the accompanying notes thereto and the report of the independent registered public accounting firm thereon; (ii) the audited consolidated and combined financial statements of the Asset

Management Company as at December 31, 2023 and 2022 and for the years then ended, together with the accompanying notes thereto and the report of the independent auditor thereon;

(c)	management’s discussion and analysis of the Manager for the audited financial statements referred to in paragraph (b) above (the “Annual MD&A”);

(d)

(i) the unaudited interim condensed consolidated financial statements of the Manager as at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023, together with accompanying notes thereto; (ii)  the unaudited interim condensed consolidated financial statements of the Asset Management Company as at March 31, 2024 and December 31, 2023 and for the three months ended March  31, 2024 and 2023, together with the accompanying notes thereto; and (iii) management’s discussion and analysis as of March 31, 2024; (the “Interim MD&A”) and

(e)	our management information circular dated April 25, 2024 in connection with the annual meeting of shareholders of the Manager to be held on June 7, 2024 filed on SEDAR+ on May 7, 2024.

Any of our documents of the types described in section 11.1 of Form 44-101F1 — Short Form Prospectus (“Form 44-101F1”) and any template version of marketing materials (each as defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) filed by the Manager with the securities commissions or similar authorities in Canada during the time that this prospectus is valid and prior to the termination of any distribution of Securities hereunder shall be deemed to be incorporated by reference in this prospectus. Each annual report on Form 40-F filed by the Manager will be incorporated by reference into this prospectus and the registration statement. In addition, any report on Form 6-K filed by the Manager with the SEC after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement if and to the extent expressly provided in such report.

A prospectus supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for the purposes of the offering of the Securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form, or new interim or annual financial statements being filed by us with the applicable securities regulatory authorities during the time this prospectus is effective, the previous annual information form, the previous interim or annual financial statements and related management’s discussion and analysis and all material change reports filed prior to the commencement of the then current fiscal year shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management information circular being filed in connection with an annual meeting with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of our Corporate Secretary at 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario, M5J 2T3, (416) 363-9491, and are also available electronically on SEDAR+ at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the registration statement: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consents of Deloitte LLP in respect of the audited financial statements of (i) the Manager and (ii) the Asset Management Company; (3) the forms of Debt Indenture (as defined below) for any Debt Securities that may be offered hereunder; (4) powers of attorney from certain of our directors and officers; and (5) the SEC filing fee exhibit. A copy of the underwriting agreement for offerings under this prospectus, and/or, as applicable, any statement of eligibility of trustee on Form T-1, any supplemental indenture to the Debt Indenture and/or form of note for offerings of Debt Securities, will be filed as necessary by post-effective amendment to the registration statement or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and will form a part of the registration statement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act, the U.S. Exchange Act, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, target, goals, ongoing objectives, strategies, capital management and outlook of the Manager, the Asset Management Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of the Manager are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “should” and similar expressions.

Although the Manager believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	the Manager’s lack of independent means of generating revenue;

•	the Manager’s material assets consisting solely of its interest in the Asset Management Company;

•	challenges relating to maintaining our relationship with the Corporation and potential conflicts of interest;

•	the Manager being a newly formed company;

•	our liability for our asset management business;

•	the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;

•	the impact on growth in Fee-Bearing Capital (as defined in the Interim MD&A) of poor product development or marketing efforts;

•	our ability to maintain our global reputation;

•	volatility in the trading price of the Class A Shares;

•	being subjected to numerous laws, rules and regulatory requirements;

•	the potential ineffectiveness of our policies to prevent violations of applicable law;

•	meeting our financial obligations due to our cash flow from our asset management business;

•	foreign currency risk and exchange rate fluctuations;

•	requirement of temporary investments and backstop commitments to support our asset management business;

•	rising interest rates;

•	revenues impacted by a decline in the size or pace of investments made by our managed assets;

•	our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;

•	exposed risk due to increased amount and type of investment products in our managed assets;

•	difficulty in maintaining our culture or managing our human capital;

•	political instability or changes in government;

•	inflationary pressures;

•	unfavourable economic conditions or changes in the industries in which we operate;

•	catastrophic events such as earthquakes, hurricanes, or pandemics/epidemics;

•	deficiencies in public company financial reporting and disclosures;

•	ineffective management of sustainability considerations, and inadequate or ineffective health and safety programs;

•	failure of our information technology systems;

•	us and our managed assets becoming involved in legal disputes;

•	losses not covered by insurance;

•	inability to collect on amounts owing to us;

•	information barriers that may give rise to conflicts and risks;

•	risks related to our real estate, renewable power and transition, infrastructure, private equity, real estate and other alternatives, including credit strategies;

•	risks relating to Canadian and United States taxation laws; and

•	other factors described in our AIF, including those set forth under “Business Environment and Risks”, and the Annual MD&A and Interim MD&A under “Part 9 – Business Environment and Risk Disclosures”.

We caution that the factors that may affect future results described in this prospectus and the documents incorporated by reference are not exhaustive. The forward-looking statements represent our views as of the date of this prospectus and should not be relied upon as representing our views as of any date subsequent to the date of this prospectus. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Business Environment and Risks” in the AIF, and “Part 9 – Business Environment and Risk Disclosures” in the Annual MD&A and the Interim MD&A as well as comparable sections in any prospectus supplement and the documents incorporated by reference therein.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.

AVAILABLE INFORMATION

The Manager has filed the registration statement with the SEC under the U.S. Securities Act. This prospectus does not contain all of the information set forth in such registration statement, to which reference is made for further information.

The Manager is subject to the informational requirements of the U.S. Exchange Act, and, in accordance therewith, files reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The SEC maintains an Internet site on EDGAR at http://www.sec.gov that makes available reports and other information that the Manager files or furnishes electronically with it. These documents can also be found on the Manager’s Internet site at https://bam.brookfield.com. The information on our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

BROOKFIELD ASSET MANAGEMENT LTD.

The Manager was incorporated under the Business Corporations Act (British Columbia) on July 4, 2022. The Manager’s head office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada. The Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.

The Asset Management Company was incorporated under the Business Corporations Act (British Columbia) on July 4, 2022. The Manager and the Asset Management Company were formed by the Corporation to facilitate the Arrangement. The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. (now Brookfield Corporation) into two publicly traded companies: the Manager, a pure-play, leading global alternative asset management business; and the Corporation, a leading global investment firm focused on building long-term wealth for institutions and individuals around the world.

SELLING SHAREHOLDERS

This prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Securityholders.

The terms under which the Securities may be offered by Selling Shareholders will be described in the applicable prospectus supplement. The prospectus supplement for or including any Secondary Offering will include, without limitation, where applicable: (i) the names of the Selling Shareholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Shareholder; (iii) the number of Securities being distributed for the accounts of each Selling Shareholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the class or series; (v) whether the Securities are owned by the Selling Shareholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Shareholder purchased any of the Securities held by such Selling Shareholder in the 12 months preceding the date of the prospectus supplement, the date or dates the Selling Shareholder acquired the Securities; (vii) if a Selling Shareholder acquired the Securities held by such Selling Shareholder in the 12 months preceding the date of the prospectus supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1, and, if applicable, each Selling Shareholder will file a non-issuer’s submission to jurisdiction form with the applicable prospectus supplement. No Selling Shareholder may distribute Securities pursuant to an ATM Distribution.

SECURITIES WE MAY OFFER

The descriptions of the Securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of Securities that we may offer. We will describe in the applicable prospectus supplement relating to any Securities the particular terms of the Securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the Securities may differ from the terms we have summarized below.

We may sell from time to time, in one or more offerings, Class A Shares, Class  A Preference Shares and Debt Securities.

DESCRIPTION OF CLASS A SHARES AND CLASS A PREFERENCE SHARES

The following is a description of the material terms of our Class A Shares and Class A Preference Shares and is qualified in its entirety by reference to all of the provisions of our notice of articles and articles of incorporation (the “Articles”). Because this description is only a summary of the terms of our Class A Shares and Class A Preference Shares, it does not contain all of the information that you may find useful. For more complete information, you should read the Articles, which are available electronically on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Manager’s authorized share capital consists of: (i) an unlimited number of Class A Shares; (ii) 21,280 class B limited voting shares (“Class B Shares”); and (iii) an unlimited number of Class A Preference Shares, issuable in series. As of May 17, 2024, the Manager has issued and outstanding 442,344,835 Class A Shares, 21,280 Class B Shares and no Class A Preference Shares.

Class A Shares

The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Manager (“Board”)) and the return of capital on the liquidation, dissolution or winding up of the Manager or any other distribution of the assets of the Manager among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Manager’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be. On any matters for the Manager that require shareholder approval, approval must be obtained from the holders of the Class A Shares and the holder of the Class B Shares, in each case voting separately as a class. In the event that holders of Class A Shares vote for a resolution and the holder of Class B shares votes against, or vice versa, such resolution would not receive the requisite approval and would therefore not be passed.

Election of Directors

In the election of directors, holders of Class A Shares are entitled to elect one-half of the Board and holders of Class B Shares are entitled to elect the other one-half of the Board. The Articles of the Manager provide that each holder of shares of a class or series of shares of the Manager entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

The Articles of the Manager provide that decisions of the directors are to be decided by a majority of votes and do not contain processes or procedures, such as a casting vote, to break a decision-making deadlock at the Board.

Other Provisions

Immediately following the completion of the Arrangement, the Manager, BAM Partners Trust and Computershare Trust Company of Canada entered into a trust agreement (the “2022 Trust Agreement”) that provides, among other things, that BAM Partners Trust will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The 2022 Trust Agreement will also provide that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from BAM Partners Trust; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the 2022 Trust Agreement will also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, BAM Partners Trust will agree to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.

Class A Preference Shares

Series

The Class A Preference Shares may be issued from time to time in one or more series. The Board will fix the number of shares in each series of Class A Preference Shares and the provisions attached to each series before issue.

Priority

The Class A Preference Shares will rank senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Manager, whether voluntary or involuntary, or in the event of any other distribution of assets of the Manager among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares will rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Manager, whether voluntary or involuntary, or in the event of any other distribution of assets of the Manager among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Manager shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the Articles. Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

DESCRIPTION OF DEBT SECURITIES

The following description of Debt Securities sets forth certain general terms and provisions of Debt Securities that may be offered under this prospectus and in respect of which a prospectus supplement may be filed. The Manager will provide particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in the prospectus supplement relating to such series. Prospective investors should rely on information in the applicable prospectus supplement to the extent that it is different from the following information.

Debt Securities will be issued under one or more trust indentures (each, a “Debt Indenture”), in each case between the Manager and one or more appropriately qualified financial institutions authorized to carry on business as an indenture trustee in Canada and/or the United States, as may be required by applicable securities laws (each, a “Trustee”). The description below is not exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Debt Indenture. Accordingly, reference should also be made to the applicable Debt Indenture, forms of which have been filed as exhibits to the registration statement. A copy of the final, fully executed Debt Indenture, together with any supplemental indenture and/or form of note for any Debt Securities offered hereunder, will be filed by the Manager with the applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and in conjunction with the issue of any Debt Securities thereunder, and will be available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and will also be filed by post-effective amendment to the registration statement or by incorporation by reference to the documents filed or furnished with the SEC under the U.S. Exchange Act.

Debt Securities may be offered separately or in combination with one or more other Securities. The Manager may also, from time to time, issue Debt Securities and incur additional indebtedness other than pursuant to Debt Securities issued under this prospectus.

General

Debt Securities may be issued from time to time in one or more series. The Manager may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be re-opened for issuance of additional Debt Securities of that series.

The prospectus supplement will set forth, as applicable, the following terms relating to the Debt Securities being offered:

•	the specific designation and any limit on the aggregate principal amount of the Debt Securities;

•	the currency or currency units for which the Debt Securities may be purchased and in which the principal and any premium or interest is payable;

•	the offering price (at par, at a discount or at a premium) of the Debt Securities;

•	the date(s) on which the Debt Securities will be issued and delivered;

•	the date(s) on which the Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determining such date(s);

•	the rate(s) per annum (either fixed or floating) at which the Debt Securities will bear interest (if any) and, if floating, the method of determining such rate(s);

•	the date(s) from which any interest obligation will accrue and on which interest will be payable, and the record date(s) for the payment of interest or the method of determining such date(s);

•	if applicable, the provisions for subordination of the Debt Securities to other indebtedness of the Manager;

•	the identity of the Trustee(s) under the applicable Debt Indenture pursuant to which the Debt Securities are to be issued;

•	any redemption terms, or terms under which the Debt Securities may be defeased prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to the Debt Securities;

•	whether the Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities, and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms;

•	provisions applicable to amendment or modification of the applicable Debt Indenture; and

•	any other material terms, conditions or other provisions (including covenants) applicable to the Debt Securities.

The Manager reserves the right to include in a prospectus supplement specific terms and provisions pertaining to the Debt Securities in respect of which the prospectus supplement is filed that are not within the variables and parameters set forth in this prospectus. To the extent that any terms or provisions or other information pertaining to the Debt Securities described in a prospectus supplement differ from any of the terms or provisions or other information described in this prospectus, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those Debt Securities.

Ranking

Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will be direct unsecured obligations of the Manager. The Debt Securities will be senior or subordinated indebtedness of the Manager as described in the applicable prospectus supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Manager from time to time issued and outstanding which is not subordinated.

If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Manager as described in the applicable prospectus supplement, and they will rank equally and rateably with other subordinated indebtedness of the Manager from time to time issued and outstanding as described in the applicable prospectus supplement. The Manager reserves the right to specify in a prospectus supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated debt securities.

USE OF PROCEEDS

Unless we state otherwise in the applicable prospectus supplement accompanying this prospectus, we expect to use the net proceeds of the sale of Securities by us for general corporate purposes. The actual application of proceeds from the sale of any particular offering of Securities covered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

We will not receive any proceeds from Class A Shares offered and sold by any Selling Securityholder.

PLAN OF DISTRIBUTION

The Manager and the Selling Shareholders may sell the Securities to or through underwriters or dealers and also may sell Securities directly to one or more purchasers or through agents, or through a combination of any of these methods of sale. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices. If offered on a non-fixed price basis, including sales of Class A Shares in transactions that are deemed to be ATM Distributions, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to the Manager and/or the Selling Shareholders. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. No Selling Shareholder may distribute Securities pursuant to an ATM Distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Manager, the Selling Shareholders or from other parties, including in the form of underwriters’, dealers or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and/or statutory underwriters under U.S. securities laws and any such compensation received by them from the Manager and/or the Selling Shareholders and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

The prospectus supplement relating to each distribution of Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Manager and/or the Selling Shareholders, the underwriters’, dealers’ or agents’ compensation or other discount or selling concession to be allowed or re-allowed to underwriters’ or dealers. Any underwriters, dealers or agents with respect to a particular offering of Securities will be named in the prospectus supplement relating to such offering. In addition, the Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Manager or one of its subsidiaries. The consideration for any such Acquisition may consist of Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No agent of an ATM Distribution, and no person or company acting jointly or in concert with an agent of an ATM Distribution, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed pursuant to the ATM Distribution, including selling an aggregate number or principal amount of securities that would result in the agent creating an over-allocation position in the securities.

In connection with an Acquisition, Securities may be offered and issued at a deemed price or deemed prices determined either when the terms of the Acquisition are tentatively or finally agreed to, when the Acquisition is completed, when the Manager issues the Securities or during some other negotiated period.

Under agreements which may be entered into by the Manager and/or the Selling Shareholders, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Manager against certain liabilities, including liabilities under the securities legislation of each of the provinces of Canada.

Each distribution of Securities (other than Class A Shares) will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of Securities, the Securities (other than Class A Shares) will not be listed on any securities exchange. Certain broker dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

RISK FACTORS

An investment in the Securities is subject to a number of risks. Before making an investment decision, you should carefully consider the risks described in the AIF, the Annual MD&A and the Interim MD&A and the other information incorporated by reference in this prospectus, as updated by our subsequent filings with securities regulatory authorities in Canada and with the SEC on EDGAR, to the extent incorporated herein by reference, and those described in the applicable prospectus supplement. If any of the events or developments discussed in those risk factors actually occur, our business financial condition or results of operations or the value of the Securities could be adversely affected. The risks and uncertainties described therein and herein are not the only risks and uncertainties we face. For more information see “Documents Incorporated by Reference”.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Notice to Canadian Investors

Certain directors of the Manager are residents of jurisdictions outside of Canada. The following Non-Residents have appointed the following agent for service of process in Ontario:

Name of Person or Manager	Name and Address of Agent
Bruce Flatt Olivia Garfield Nili Gilbert Keith Johnson Brian Kingston Allison Kirkby Diana Noble	Brookfield Asset Management Ltd. 181 Bay Street, Suite 100 Brookfield Place Toronto, Ontario, Canada M5J 2T3

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada. Furthermore, it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against any Non-Residents named in this prospectus since a substantial portion of the assets of such persons may be located outside of Canada.

Notice to U.S. Investors

The Manager is incorporated under the laws of British Columbia, Canada and its principal place of business is in Canada. Most of the Manager’s directors and officers, and some of the experts named in this prospectus, are not residents of the United States, and a substantial portion of the assets of the Manager and said persons are located outside the United States. As described below, the Manager will appoint an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon the Manager or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Manager or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Manager or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Manager has been advised that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Manager cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Manager will file with the SEC, concurrently with the registration statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Manager will appoint Brookfield Asset Management LLC as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Manager in a U.S. court arising out of or relating to or concerning an offering of Securities under this prospectus.

EXEMPTIVE RELIEF AND UNDERTAKINGS

Exemptive Relief

Pursuant to a decision document dated October 5, 2022, the OSC, as principal regulator, has granted the Manager exemptive relief from (i) the requirements in section 12.2 of NI 41-101 and Part 10 of National Instrument 51-102 – Continuous Disclosure Obligations to refer to the Class A Shares and Class B Shares in a prospectus or continuous disclosure documents using a term that includes appropriate restricted security terms and not refer to securities by a term that includes “common”; (ii) the requirements in Part 2 of OSC Rule 56-501 – Restricted Securities (“OSC Rule 56-501”) in respect of disclosure relating to the Class A Shares and Class B Shares in dealer and advisor documentation and rights offering circulars or offering memoranda; and (iii) the requirements in Part 3 of OSC Rule 56-501 in respect of future stock distributions of Class A Shares or securities that are directly or indirectly convertible into or exercisable for Class A Shares.

Undertakings

The Manager filed an undertaking with the Canadian securities regulatory authorities in accordance with sections 6.1 and 6.4 of National Policy 41-201 – Income Trusts and Other Indirect Offerings (“NP 41-201”) pursuant to which it agreed: (i) that in complying with its reporting issuer obligations, the Manager will treat any operating entity (within the meaning of NP 41-201) as a subsidiary of the Manager; however, if generally accepted accounting principles used by the Manager prohibit the consolidation of financial information of the Manager and the operating entity, then for as long as the operating entity (including any of its significant business interests) represents a significant asset of the Manager, the Manager will provide securityholders with audited annual financial statements and unaudited interim financial statements of the operating entity, prepared in accordance with the same generally accepted accounting principles as the Manager’s financial statements, and related management’s discussion and analysis (which may be contained within the Manager’s management’s discussion and analysis); (ii) that for so long as the Manager is a reporting issuer, the Manager will take the appropriate measures to require each person who would be an insider of the operating entity or a person or company in a special relationship with the operating entity, if such operating entity were a reporting issuer, to comply with prohibitions against insider trading under applicable securities legislation; and (iii) that for so long as the Manager is a reporting issuer, the Manager will take the appropriate measures to require each person who would be a reporting insider of the operating entity, if such operating entity were a reporting issuer, to file insider reports about trades in securities of the Manager.

The Manager filed an undertaking with the securities regulatory authorities in each of the provinces of Canada in accordance with subsection 4.1(1) of 44-102 pursuant to which it agreed that it will not distribute, under this prospectus, Securities that, at the time of distribution, are novel without pre-clearing the disclosure to be contained in the prospectus supplement pertaining to the distribution of such Securities with the applicable regulator.

INTERESTS OF EXPERTS

The consolidated financial statements of the Manager as at December 31, 2023 and 2022, and for the year ended December 31, 2023 and for the period from July 4, 2022 to December 31, 2022 incorporated by reference in this prospectus, and the effectiveness of the Manager’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The consolidated and combined financial statements of the Asset Management Company as at December 31, 2023 and 2022 and for the years then ended incorporated by reference into this prospectus have been audited by

Deloitte LLP, an independent auditor, as set forth in their report thereon. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte LLP is independent with respect to the Manager within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

Deloitte LLP is independent with respect to the Asset Management Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement relating to a series of Securities, certain legal matters in connection with the issue and sale of the Securities will be passed upon by Torys LLP, Canadian and U.S. counsel to the Manager, and the validity of the Securities and other legal matters will be passed upon by McMillan LLP, British Columbia counsel to the Manager. The partners and associates of Torys LLP and McMillan LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Securities.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Class A Shares is TSX Trust Company at its principal office in Toronto, Ontario, Canada. The transfer agent and registrar for the Class  A Preference Shares will be specified in the applicable prospectus supplement.

PROMOTER

The Corporation has taken the initiative in founding and organizing the Manager, and accordingly, may be considered to be a promoter within the meaning of Canadian securities laws. As of May 17, 2024, the Corporation does not own, control or direct, directly or indirectly, any shares of the Manager. As of May 17, 2024, the Corporation owns, directly and indirectly, 1,198,890,716 common shares of the Asset Management Company, representing approximately 73% of the common shares of the Asset Management Company.

BROOKFIELD ASSET MANAGEMENT LTD.

US$750,000,000 5.795% Notes due April 24, 2035

PROSPECTUS SUPPLEMENT

April 22, 2025

Joint Book-Running Managers

Citigroup	Wells Fargo Securities	Mizuho	SMBC Nikko

Co-Managers

BMO Capital Markets	BNP PARIBAS	Brookfield Capital Solutions	CIBC Capital Markets

RBC Capital Markets	Scotiabank	TD Securities